U.S. Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

1.	Name of registrant:

Rowan Companies, Inc.

2.	Name of person relying on exemption:

C.R. Palmer

3.	Address of person relying on exemption:

520 Post Oak Boulevard

Suite 780

Houston, TX 77027

4.	Written materials. The following written material is attached:

Exhibit 1: Letter from C. R. Palmer to Rowan Stockholders dated March 20, 2012